UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 30, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

PROGRESS OF THE IMPLEMENTATION OF
THE ABSORPTION OF SHANGHAI AIRLINES
THROUGH SHARE EXCHANGE
AND
CHANGE OF AUTHORISED REPRESENTATIVE IN HONG KONG

I.	PROGRESS OF THE IMPLEMENTATION OF THE ABSORPTION OF SHANGHAI AIRLINES THROUGH SHARE EXCHANGE

This section is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The absorption of 上海航空股份有限公司 (Shanghai Airlines Co., Ltd) (“Shanghai Airlines”) by the Company through share exchange (the “Absorption through Share Exchange”) has been approved by China Securities Regulatory Commission (“CSRC”). As the implementation of the Absorption through Share Exchange has not been completed, pursuant to the requirements under Provision 31 of the Administrative Rules on Material Asset Reorganization of Listed Companies (《上市公司重大資產重組管理辦法》), the progress of the implementation of the Absorption through Share Exchange is set out as follows:

1.	The names under the registration certificates for all aircrafts of Shanghai Airlines have been changed to 上海航空有限公司 (Shanghai Airlines Co., Ltd).

2.
The first ordinary meeting of the sixth session of the board of directors of the Company (the “Board”) has approved the transfer of the 70% equity interest in 上海航空食品有限公司 (Shanghai Air Catering Co., Ltd.), the 100% equity interest in 上海航空進出口有限公司 (Shanghai Aviation Import & Export Co., Ltd.) and the 100% equity interest in 上海航空傳播有限公司 (Shanghai Airlines Communications Co., Ltd.) held by Shanghai Airlines  and its subsidiaries to 東方航空食品投資有限公司 (Eastern Air Catering Investment Co., Ltd.), 東航進出口有限公司 (Eastern Aviation Import & Export Company) and 東方航空傳媒有限公司 (Eastern Aviation Advertising Company Limited) respectively. The parties had signed respective share transfer agreements on 28 July 2010. For details, please refer to the connected transaction announcement of the Company published on the website of the Shanghai Stock Exchange on 28 July 2010.

3.
The procedures for the settlement of other assets and the arrangement of personnel in relation to the Absorption through Share Exchange are still in process. Upon completion of the settlement of assets, Shanghai Airlines will be cancelled.

The Company will press on with the implementation of the Absorption through Share Exchange, perform the relevant procedures in accordance with relevant requirements and the reply from CSRC, and announce the progress of the implementation on a timely basis.

II.	CHANGE OF AUTHORISED REPRESENTATIVE IN HONG KONG

The Board hereby announces that the authorised representative in Hong Kong (for the purpose of Section 333 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong) of the Company has been changed from Mr. Cheung Sau Ting to Mr. Zhang Youjun with effect from the date of this announcement.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong Li Jun Ma Xulun Luo Chaogeng Luo Zhuping Sandy Ke-Yaw Liu Wu Xiaogen Ji Weidong Shao Ruiqing
(Chairman)
(Vice Chairman)
(Director, President)
(Director)
(Director, Company Secretary)
(Independent non-executive Director)
(Independent non-executive Director)
(Independent non-executive Director)
(Independent non-executive Director)

Shanghai, People’s Republic of China
30 July 2010